



12014501



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53615

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/11___ AND ENDING ___12/31/11___
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
        (No. and Street)

Greenwich   Connecticut   06830
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe   203-618-5870
                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center New York   New York   10281-1414
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Alexander Ioffe affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers Corp. (the "Company") for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/27/12
Signature   Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield   ss. Greenwich

On this the 27th day of February, 2012, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Alexander Ioffe, known to me to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand.

_____
Signature of Notary Public

Nancy Ann Nelson
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2012



INTERACTIVE BROKERS CORP.
(SEC I.D. No.8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

INTERACTIVE BROKERS CORP.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

Assets

Cash	$10,622,880
Cash - segregated for regulatory purposes	20,880
Receivables from affiliates	2,389,869
Property and equipment, net	1,357,159
Other assets	916,159
Total assets	$15,306,947

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilities	2,645,028
Other payables:	
Affiliates	2,831,054
	5,476,082
Stockholder's equity:	
Common stock, $0.01 par value per share	10
Additional paid-in capital	7,291,370
Retained earnings	2,539,485
Total stockholder's equity	9,830,865
Total liabilities and stockholder's equity	$15,306,947

See accompanying notes to the statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

Historically, the Company executed trades for customers and cleared these trades with a prime broker, on a fully disclosed basis. Accordingly, the company did not carry customer assets except for customer funds collected for the payment of expenses on behalf of customers as per subparagraph (k)(2)(i) of SEC Rule 15c3-3.

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliates, Interactive Brokers LLC ("IB LLC") and Timber Hill LLC ("TH LLC"), on an agency basis. The Company also executes bond transactions for TH LLC on an agency basis.

The Company's parent, IB LLC, is a broker-dealer registered under the Securities Exchange Act of 1934 with the SEC and is a member of the FINRA and various securities and commodities exchanges. IB LLC is also a member of the NFA and is a registered Futures Commission Merchant. IB LLC is 99.9% owned by IBG LLC ("IBG LLC" or "the Group"), a Connecticut limited liability company. The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the FASB Accounting Standards Codification ("ASC" or the "Codification"). The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include estimated useful lives of property and equipment and compensation accruals.

Fair Value

At December 31, 2011, other then property and equipment, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Cash

At December 31, 2011, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Cash— Segregated for Regulatory Purposes

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, the Company has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. The total funds available to pay expenses for these customers were included as Cash— Segregated for Regulatory Purposes in the accompanying statement of financial condition. Although the company stopped its execution services for its clients in 2009, it is still required to segregate funds for remaining balances payable on behalf of its clients until these amounts are exhausted in the regular course of remitting allowed expenses on behalf of customer or are transferred to other broker-dealers with similar programs. At December 31, 2011, $20,880 was segregated, which was $16,321 in excess of the requirement.

Property and Equipment

Property and equipment consist of leasehold improvements, computer equipment and office furniture and equipment. Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Payable to Clients

Payable to clients include amounts due for soft dollar commissions earned related to executing securities transactions on the clients' behalf.

The Company has entered into contracts with certain of its clients under which it utilizes a portion of the commissions from such clients to pay research, services and other expenses on behalf of such clients. Payables to clients include amounts collected in excess of payments made on our client's behalf. The Company stopped operating this line of business in 2009 and the amount recorded in the statement of financial condition represents balances for clients to which the Company still has an obligation.

Stock-Based Compensation

The Company follows ASC 718, *Compensation – Stock Compensation,* to account for its stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. As a result, the Company expenses the fair value of stock granted to employees over the related vesting period.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions and valuation allowances for deferred tax assets reported in financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Recently Issued Accounting Pronouncements

Subsequent to the adoption of the ASC, the FASB will issue Accounting Standards Updates ("ASUs") as the means to add to or delete from, or to amend the ASC. In 2011 and 2012, prior to the issuance of the Company's statement of financial condition, ASUs 2011-01 through 2011-12 were issued. Following is a summary of recently issued ASUs that may affect the Company's statement of financial condition:

	Affects	Status
ASU 2010-13	*Compensation - Stock Compensation (Topic 718)* - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early application is permitted.
ASU 2011-01	*Receivables (Topic 310)* - Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20	Effective on issuance.
ASU 2011-02	*Receivables (Topic 310)* - A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring	First interim or annual period beginning after June 15, 2011, to be applied retrospectively to the beginning of the annual period of adoption. Early adoption is permitted.
ASU 2011-03	*Transfers and Servicing (Topic 860)* - Reconsideration of Effective Control for Repurchase Agreements	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early application is not permitted.
ASU 2011-04	*Fair Value Measurement (Topic 820)* - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS	To be applied prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted for public entities.
ASU 2011-05	*Comprehensive Income (Topic 220)* - Presentation of Comprehensive Income	To be applied retrospectively, with reporting to commence in fiscal years beginning after December 15, 2011. Early adoption is permitted.

	Affects	Status
ASU 2011-08	*Intangibles - Goodwill and Other (Topic 350)* - Testing Goodwill for Impairment	Effective for fiscal years beginning after December 15, 2011. Early adoption is permitted.
ASU 2011-11	*Balance Sheet (Topic 210)*: Disclosures about Offsetting Assets and Liabilities	Effective for fiscal years beginning on or after January 1, 2013. Retrospective disclosures for comparative periods presented will be required.
ASU 2011-12	*Comprehensive Income (Topic 220)*: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05	Effective for fiscal years beginning after December 15, 2011.

Adoption of those ASUs that became effective during 2011 and 2012, prior to the issuance of the Company's statement of financial condition, did not have a material effect on the statement of financial condition. Other than ASU 2011-05 and ASU 2011-12, which the Company adopted early, as permitted, management is assessing the potential impact on the Company's statement of financial condition of adopting ASUs that will become effective in the future.

3. BROKERAGE ACTIVITIES AND RELATED RISKS

Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each

counterparty, with which it conducts business. For the year ended December 31, 2011, two of the Company's affiliates represented approximately 81% of the Company's revenues.

4. NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodities Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $5,145,778, which was $4,769,845 in excess of required net capital of $375,933, and a ratio of aggregate indebtedness to net capital of 1.10 to 1.

5. RELATED PARTY TRANSACTIONS

IBG LLC, IB LLC and the Company share administrative, financial and technological resources and the Company engages in security transactions such as trade execution in the ordinary course of business with IB LLC and TH LLC.

Affiliate brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between operating companies are netted by affiliated company.

Included in the statement of financial condition were the following amounts with related parties at December 31, 2011:

Receivables from affiliates:	
Administrative fees	$ 1,475,625
Brokerage fees	914,244
Payables to affiliates:	
Employee incentive plans payable	$ 1,687,038
Advances payable	1,124,922
Administrative fee payable	19,094

6. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

2007 ROI Unit Stock Plan

Certain employees of the Company held ROI Dollar Units that entitle each holder thereof to accumulated earnings on the face value of the certificate representing his or her ROI Dollar Units. Subsequent to the IPO, no additional ROI Dollar Units have been or will be granted. In connection with the IPO, ROI Dollar Units were, at the employee's option, redeemable for cash, as provided for under the ROI Dollar Unit plan, or the accumulated earnings attributable to the ROI Dollar Units as at December 31, 2006 may have been elected to be invested in shares of Common Stock pursuant to the Interactive Brokers Group, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and

- an additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 20.0 million shares of IBG, Inc. Class A common stock ("Common Stock") may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but unissued shares of Common Stock awarded under the Stock Incentive Plan, or provide that any such granted but unissued shares of Common Stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year to specific employees as part of an overall plan of equity compensation. Shares of Common Stock are issued to IBG LLC, to be held as Treasury Stock, and are distributable to employees in accordance with the following schedule

- 10% on the date of the IPO or on the anniversary of the IPO; and

- an additional 15% on each of the next six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2011, Company employees were granted awards of 57,482 shares of Common Stock, with a fair value at the date of grant of $854,568.

On January 6, 2012, an additional one-time grant of 34,475 SIP shares, with a grant date fair value of $522,300 was awarded to Company employees. These additional grants are subject to the same terms and conditions as other employee SIP grants.

The following is a summary of Stock Plan share activity for the year ended December 31, 2011:

	2007 Stock Incentive Plan Shares	2007 ROI Unit Stock Incentive Plan Shares
Balance, December 31, 2010	144,585	4,121
Granted	57,482	-
Forfeited by employees	(2,410)	-
Distributed to employees	(20,598)	(1,373)
Balance, December 31, 2011	179,059	2,748

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year under the ASC 718 "Graded Vesting" method. Estimated future compensation costs for unvested awards at December 31, 2011 were $1,317,478.

Shares granted under the 2007 ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted shares unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested shares previously granted. Distributions of remaining shares to former employees will occur on or about the calendar quarter end next following the anniversary of the discontinuation of employment over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. As of December 31, 2011, 2,171 shares have been distributed under these post-employment provisions. These distributions are included in the Stock Plans activity tables above.

7. PROPERTY AND EQUIPMENT

Property and equipment, which are included in other assets in the statement of financial condition, are comprised of leasehold improvements, computer equipment and office furniture and equipment.

At December 31, 2011 property and equipment consisted of:

Computer equipment	$ 2,571,412
Leasehold improvements	44,815
Office furniture and equipment	36,190
	2,652,417
Less - accumulated depreciation and amortization	(1,295,258)
Property and equipment, net	$ 1,357,159

8. INCOME TAXES

The statutory U.S. Federal income tax rate is 35%. The Company's effective tax rate is 40%, which differs from the U.S. federal statutory rate due to state and local taxes.

Significant components of the Company's deferred tax assets which are reported in other assets in the statement of financial condition, as of December 31, 2011:

Deferred compensation	$ 358,023
Net operating loss carryforward	-
Total deferred tax assets	$ 358,023

As of and for the year ended December 31, 2011, the Company had no unrecognized tax liabilities as defined under ASC 740, *Income Taxes* and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2011, the Company's tax years for 2008, 2009 and 2010 are subject to examination by tax authorities. With few exceptions, as of December 31, 2011, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2008.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2018. Office leases are subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election.

The Company's proportionate share of minimum future rental payment commitments, inclusive of amounts allocated by affiliates, is as follows:

YEAR		
2012	$	176,070
2013		176,070
2014		176,070
2015		180,472
2016		193,677
Thereafter		338,935
Total	$	1,241,294

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition. No recordable or disclosable events occurred through this date.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

Interactive Brokers Corp.
2 Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers Corp. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and

Member of
Deloitte Touche Tohmatsu

Regulation 1.6(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., CFTC, Chicago Board Options Exchange, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP